CHICKEN SOUP FOR THE SOUL ENTERTAINMENT, INC.

132 E. Putnam Avenue, Floor 2
Cos Cob, Connecticut 06807

July 14, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (File No. 333-265642)

Ladies and Gentlemen:

Chicken Soup for the Soul Entertainment, Inc. hereby respectfully requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the effectiveness of its Registration Statement on Form S-4 (Registration Statement No. 333-265642) be accelerated so that the Registration Statement will become effective at 4:00 p.m., Eastern Time, on Friday, July 15, 2022, or as soon thereafter as practicable.

Sincerely,

CHICKEN SOUP FOR THE SOUL ENTERTAINMENT, INC.

/s/ William J. Rouhana, Jr.
William J. Rouhana, Jr.
Chief Executive Officer